Exhibit 99.1

Notice of Correction to Notice of Redemption dated 2nd May 2006 – 13½% Senior Discount Dollar Notes

17th May 2006

To:  The holders of Securities under the Indenture (as defined below)

We refer to an Indenture dated as of 6 August 2001 relating to 13½% Senior Discount Dollar Notes due 2011 entered into between us as Issuer, Yellow Pages Limited as Subsidiary Guarantor, The Bank of New York as Trustee, Security Registrar and Transfer Agent, The Bank of New York (Luxembourg) S.A. as Luxembourg Paying Agent, Luxembourg Transfer Agent and Luxembourg Security Registrar and The Bank of New York, London Branch as Paying Agent, as supplemented by a First Supplemental Indenture dated as of 18 January 2002, (the “Indenture”).

Unless stated otherwise, terms defined in the Indenture shall have the same meaning when used in this notice.

1.               We gave you notice of our intention to redeem all of the Securities under the Indenture pursuant to Section 1101(a) (Rights of Redemption) of the Indenture on 2nd May 2006.

2.               This is a correction to the notice of redemption issued pursuant to Section 1106 (Notice of Redemption) of the Indenture.

3.               The Redemption Price in respect of the Securities per US$1,000 of Securities held will be US$1,057.88. The figure of US$1,130.78 stated in paragraph 4 of the Notice of Redemption is incorrect.

4.               In all other respects the information contained in the Notice of Redemption is correct.

5.               The ISIN number relating to the Securities is US98542PAF09.

This notice is governed by the laws of New York.

For an on behalf of Yell Finance B.V.

I agree to the terms of the redemption as set out in this notice

The Bank of New York, as Trustee